Michael Page

INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

[redacted]

21 June 2002

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Change in Director's interests:
   - Terry Benson
   - Stephen Puckett
   - Stephen Burke
   - Stephen Ingham
   - Charles-Henri-Dumon
2. Substantial shareholders notification – Capital Group.
3. Appointment of Corporate Stockbroker.
4. Substantial shareholders notification – Government of Singapore Investment Corp.
5. AGM statement.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

dlw 7/3

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

NOTIFICATION OF INTERESTS

The following dealings on 20 June 2002 by the Employment Benefit Trust established by the Company have been notified to the Company. The trust is a discretionary trust for the benefit of employees of Michael Page International plc.

The Employee Benefit Trust purchased 249,423 Michael Page International plc shares at £1.68 per share. The total holding following this notification is 28,517,553 broken down as follows:

22,803,267 shares held for the Restricted Share Scheme
5,714,286 shares held for options granted to employees on flotation

The Executive Directors are included as beneficiaries under the trust and are deemed to be interested in those and the dealings thereof for the purposes of Section 324 of the Companies Act 1985. Their increase and individual holdings following this notification are as follows:

	Increase	Total Holding
Terry Benson	60,277	5,510,789 shares
Stephen Burke	33,256	3,040,435 shares
Stephen Ingham	17,667	1,615,231 shares
Stephen Puckett	1,559	142,521 shares
Charles-Henri Dumon	33,256	3,040,435 shares

For and on behalf of Michael Page International plc.

Jeremy Tatham

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:39 11 Jun 2002
Number	0605X

RNS Number:0605X
Michael Page International PLC
11 June 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES INC AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

1,539,200

6) (0.41%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

7.6.02

11) Date company informed

11.6.02

12) Total holding following this notification

49,852,893

13) Total percentage holding of issued class following this notification

13.29%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 11/6/2002

Letter to: Michael Page International plc

Dated: 7 June 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A below). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (375,000,000 shares outstanding)

Number of shares in which the Companies have an interest:

49,852,893

Name(s) of registered holder(s):

See Schedule B

Letter from: The Capital Group Companies, Inc.

As of 7 June 2002

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	49,852,893	13.29%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	8,819,700.00	2.35%
• Capital International Limited	11,592,549.00	3.09%
• Capital International S.A.	6,977,072.00	1.86%
• Capital International, Inc.	327,200.00	0.09%
• Capital Research and Management Company	22,136,972.00	5.90%

Schedule A

Schedule of holdings in Michael Page International plc
As of 7 June 2002

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		765,000
Chase Nominees Limited		6,067,600
Midland Bank plc		829,800
Nortrust Nominees		1,157,300
	TOTAL	8,819,700

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	290,000
Bank of New York Nominees	2,236,470
Chase Nominees Limited	2,741,220
Midland Bank plc	159,200
Bankers Trust	1,621,500
Barclays Bank	230,300
Citibank London	373,300
Morgan Guaranty	232,300
Nortrust Nominees	2,993,259
Lloyds Bank	45,600
Citibank NA	132,900
Deutsche Bank AG	155,500

HSBC Bank plc		265,000
KAS UK		103,000
Clydesdale Bank plc		13,000
	TOTAL	11,592,549

Schedule B

Capital International S.A.

Registered Name		Local Shares
Bank of New York Nominees		78,300
Chase Nominees Limited		3,312,272
Credit Suisse London Branch		121,000
Midland Bank plc		213,700
Barclays Bank		152,600
Nortrust Nominees		71,900
Morgan Stanley		79,600
Royal Bank of Scotland		2,139,300
National Westminster Bank		167,700
Lloyds Bank		85,100
Deutsche Bank AG		555,600
	TOTAL	6,977,072

Schedule B

Capital International, Inc.

Registered Name		Local Shares
State Street Nominees Limited		234,700
Bank of New York Nominees		92,500
	TOTAL	327,200

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	5,853,622

Full Text Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Appt of Corporate Stockbroker
Released	13:35 5 Jun 2002
Number	7408W

RNS Number:7408W
Michael Page International PLC
5th June 2002

Appointment of Corporate Stockbroker

The Board of Michael Page International plc is pleased to announce, with immediate effect, the appointment of Schroder Salomon Smith Barney (a member of Citigroup) as Corporate Stockbroker.

Michael Page International plc

Terry Benson	Chief Executive	020 7269 2205
Stephen Puckett	Group Finance Director	020 7269 2205

Schroder Salomon Smith Barney

Richard Wyatt	020 7986 1205
Gareth Lake	020 7986 8760

END

Company website

Company Michael Page International PLC
TIDM MPI
Headline Holding(s) in Company
Released 13:02 2 May 2002
Number 4287V

RNS Number:4287V
Michael Page International PLC
2 May 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

GOVERNMENT OF SINGAPORE INVESTMENT CORP

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

3,963,736

6) (1.06%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

30/4/02

11) Date company informed

2/5/02

12) Total holding following this notification

16,103,175

13) Total percentage holding of issued class following this notification

4.29%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM - 01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....2 MAY 2002......

Letter to Michael Page International Plc

1. In compliance with Section 198 of the Companies Act 1985, we wish to inform you that the following persons have an interest in the ordinary shares of Michael Page International Plc as at 30/4/02. Holdings as at 30/4/02 are as follows:

A) Beneficiary owner's name: Board of Commissioners of Currency, Singapore

Holdings: 624,171 shares
Registered holder's name: The Securities Management Trust Ltd (A/c No: SMB)

B) Beneficiary owner's name: Government of Singapore

Holdings: 10,920,624 shares
Registered holder's name: The Securities Management Trust LTD (A/c No: SMC)

Holdings: 218,800 shares
Registered holder's name: Nortrust Nominees Limited (A/c No: EM073)

Holdings: 302,000 shares
Registered holder's name: Nortrust Nominees Limited (A/c No: EM089)

C) Beneficiary owner's name: Monetary Authority of Singapore

Holdings: 1,987,211 shares
Registered holder's name: The Securities Management Trust LTD (SMH)

Holdings: 2,050,369 shares
Registered holder's name: The Bank of New York Nominees Limited (A/c No: ACCJ)

Letter from Financial Operations Division

END

Company	Michael Page International PLC
TIDM	MPI
Headline	AGM Statement
Released	10:23 22 May 2002
Number	2591W

MICHAEL PAGE INTERNATIONAL PLC

ANNUAL GENERAL MEETING STATEMENT – 22 May 2002

Lord Wakeham, Chairman, Michael Page International PLC, will make the following announcement at today's Annual General Meeting:

"As indicated at the time of the preliminary announcement of our 2001 results, we said that we expected 2002 to be a difficult and challenging year and that our revenue in the first quarter of 2002 would be no better than the £49.9m achieved in the fourth quarter of 2001.

"Our first quarter 2002 revenue of £49.5m is in line with market expectations.

"The first quarter performance represents a quarterly sequential improvement in the revenue from United Kingdom and Asia Pacific regions with The Americas at a similar level. In Continental Europe we experienced a sequential decline in revenue due to further weakening in the permanent recruitment markets in France, Holland and Germany.

"While continuing to manage the Group on the basis that we expect market conditions to remain challenging in the short term and maintaining our normal tight control over costs, we will continue to make investments for the longer term benefit of the Group and its shareholders.

"I am pleased to announce that the Board has today appointed Adrian Montague as Chairman of Michael Page. I shall be standing aside as Chairman with immediate effect and become Deputy Chairman of the Company."

Enquiries:

Terry Benson	Chief Executive	Michael Page International PLC	020 7269 2205
Stephen Puckett	Group Finance Director	Michael Page International PLC	020 7269 2205
David Yates/Richard Mountain		Financial Dynamics	020 7831 3113